UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 SCHEDULE 13G/A

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Permian Basin Royalty Trust

(Name of Issuer)

Units of Beneficial Interest

(Titles of Class of Securities)

714236106

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 714236106	13G/A	Page 2 of 8

1	NAME OF REPORTING PERSON SoftVest Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,148,095
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,148,095
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,148,095
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9% (1)
12	TYPE OF REPORTING PERSON IA

(1)	Based on 46,608,796 Units of Beneficial Interest (as defined below) of the Issuer (as defined below) outstanding as of November 1, 2022, based on the Issuer’s Form 10-Q filed with the SEC on November 14, 2022. SoftVest Advisors, LLC acquired beneficial interest in the units in the ordinary course of business as a registered investment adviser and not with the purpose nor with the effect of changing or influencing the control of the Issuer.

CUSIP No. 714236106	13G/A	Page 3 of 8

1	NAME OF REPORTING PERSON SoftVest GP I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,148,095
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,148,095
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,148,095
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9% (2)
12	TYPE OF REPORTING PERSON OO

(2)	Based on 46,608,796 Units of Beneficial Interest (as defined below) of the Issuer (as defined below) outstanding as of November 1, 2022, based on the Issuer’s Form 10-Q filed with the SEC on November 14, 2022. SoftVest GP I, LLC is the general partner of, and may be deemed to beneficially own securities owned by, SoftVest, LP.

CUSIP No. 714236106	13G/A	Page 4 of 8

1	NAME OF REPORTING PERSON SoftVest, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,148,095
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,148,095
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,148,095
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9% (3)
12	TYPE OF REPORTING PERSON PN

(3)	Based on 46,608,796 Units of Beneficial Interest (as defined below) of the Issuer (as defined below) outstanding as of November 1, 2022, based on the Issuer’s Form 10-Q filed with the SEC on November 14, 2022.

CUSIP No. 714236106	13G/A	Page 5 of 8

Item 1(a).	Name of Issuer:

Permian Basin Royalty Trust (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2911 Turtle Creek Boulevard

Suite 850

Dallas, TX 75219

Item 2(a).	Name of Persons Filing:

This Schedule 13G is being filed by (i) SoftVest Advisors, LLC, a Delaware Limited Liability Company and a registered investment adviser (“SoftVest”), (ii) SoftVest, LP, a Delaware Limited Partnership (“SoftVest, LP”), and (iii) SoftVest GP I, LLC, a Delaware Limited Liability Company (“SoftVest GP I, LLC,”) (each, a “Reporting Person” and, together, the “Reporting Persons”). SoftVest, LP directly holds 4,148,095 Units of Beneficial Ownership. SoftVest is the investment manager of SoftVest, LP, and SoftVest GP I, LLC is the general partner of SoftVest, LP, and as a result, each of SoftVest and SoftVest GP I, LLC may be deemed to beneficially own the securities beneficially owned by SoftVest, LP. Each of the Reporting Persons listed in this filing certify the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that effect.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

The registered office of SoftVest Advisors, LLC, SoftVest GP I, LLC, and SoftVest LP is 400 Pine Street, Suite 1010, Abilene, TX, 79601.

Item 2(c).	Citizenship:

See response to Item 4 of each of the cover pages.

Item 2(d).	Titles of Classes of Securities:

Units of Beneficial Interest

CUSIP No. 714236106	13G/A	Page 6 of 8

Item 2(e).	CUSIP Number:

714236106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☒ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).
(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	☐ Non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.

CUSIP No. 714236106	13G/A	Page 7 of 8

(ii)	Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 714236106	13G/A	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

SOFTVEST ADVISORS, LLC

By:	/s/ Eric Oliver
Name:	Eric Oliver
Title:	President and Managing Member

SOFTVEST, LP

By:	SOFTVEST GP I, LLC, the General Partner

By:	/s/ Eric Oliver
Name:	Eric Oliver
Title:	President and Managing Member

SOFTVEST GP I, LLC

By:	/s/ Eric Oliver
Name:	Eric Oliver
Title:	President and Managing Member